New Oriental Education & Technology Group Inc.

No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080

People’s Republic of China

June 7, 2023

VIA EDGAR

Mr. Donald Field

Mr. Nicholas Nalbantian

Ms. Angela Lumley

Ms. Suying Li

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	New Oriental Education & Technology Group Inc.

Form 20-F for Fiscal Year Ended May 31, 2022

Response Dated May 19, 2023

File No. 001-32993

Dear Mr. Field, Mr. Nalbantian, Ms. Lumley and Ms. Li,

This letter sets forth the Company’s responses to the comment contained in the letter dated May 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended May 31, 2022 filed with the Commission on September 29, 2022 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Response Dated May 19, 2023

Item 3. Key Information, page 4

1.

We note your response to comment 1 and reissue in part. We acknowledge your proposed revised disclosure on page 3 of the filing, but please ensure that references to “our” refer to New Oriental Education & Technology Group Co., Inc. rather than the VIEs. We note your disclosure “and in the context of our operations...” where the “our” seems to refer to both New Oriental Education & Technology Group Co., Inc. as well as the VIEs.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in grey shade), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 7, 2023

Page 3:

Our Holding Company Structure and Contractual Arrangements with the VIEs

… As used in this annual report, “we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Co., Inc. a Cayman Islands company, its predecessor entities and subsidiaries~~, and, in the context of describing our operations and the consolidated financial information, the consolidated affiliated entities, including New Oriental China and its schools and subsidiaries in China, and Beijing Xuncheng and its subsidiaries in China~~. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. New Oriental Education & Technology Group Co., Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

Page 1:

•

“we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Inc., a Cayman Islands company, its predecessor entities and subsidiaries. ~~and, in the context of describing our operations and consolidated financial data, also includes the consolidated affiliated entities in China, including New Oriental China (as defined below), its schools and subsidiaries in China, and Beijing Xuncheng (as defined below) and its subsidiaries in China;~~ We conduct our operations in China through (i) our PRC subsidiaries, (ii) the variable interest entities with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the variable interest entities. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes.

The Company further undertakes to ensure that references to “our” refer to New Oriental Education & Technology Group Co., Inc. rather than the VIEs, and make necessary revisions throughout its future 20-F filings.

***

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 7, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 5980 4508 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com. Thank you.

Very truly yours,

/s/ Zhihui Yang
Zhihui Yang
Executive President and Chief Financial Officer

cc:	Chenggang Zhou, Director and Chief Executive Officer, New Oriental Education & Technology Group Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Wei Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP